[redacted]

13010699

RT

FORM X-17A-5

PART III

Mail Processing Section

MAR 1 - 2013

Washington DC 400

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-28721

KC 3/5 *

REPORT FOR THE PERIOD BEGINNING	01/01/12	AND ENDING	12/31/12
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors Financial Network, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lombardo — **314-875-2349**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/4/13

WELLS FARGO ADVISORS
FINANCIAL NETWORK

Statement of Financial Condition

Wells Fargo Advisors Financial Network, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Philip Lombardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors Financial Network, LLC, as of December 31, 2012, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Name: Philip Lombardo
Title: Chief Financial Officer

Michael D. Ramsey 2-21-13
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Advisors Financial Network, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Advisors Financial Network, LLC as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 22, 2013

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	84,828
Receivable from brokers, dealers and clearing organizations		9,081
Loans and notes receivable from independent financial advisors, net		193,220
Other assets		15,411
Total assets	$	302,540
Liabilities and Member's Equity		
Commissions payable	$	42,291
Accrued compensation and benefits		12,712
Accrued expenses and other liabilities		4,001
Total liabilities		59,004
Member's equity		243,536
Total liabilities and member's equity	$	302,540

See accompanying notes to Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Advisors Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned consolidated subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors, LLC (WFALLC).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the National Futures Association (NFA).

The Company clears substantially all customer security transactions through First Clearing, LLC (FCLLC), a wholly owned subsidiary of WFALLC, on a fully-disclosed basis. The Company clears its commodities transactions through ADM Investor Services, Inc on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the Customer Protection Rule) under the Securities Exchange Act of 1934. At December 31, 2012, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

The principal business of the Company is to provide securities and commodities brokerage, investment advisory and asset management services to independent financial advisors.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Fair Value

Receivable from brokers, dealers and clearing organizations, loans and notes receivable from independent financial advisors, and commissions payable are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities.

Fair value of these securities is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation and Wells Fargo Investment Group, Inc. Certain states may subject the Company to entity-level taxation as a single member limited liability company.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(3) Loans and Notes Receivable from Independent Financial Advisors

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment incentives and amounts provided for attaining certain production levels, assets under management and current client financial plans. Certain amounts provided to independent financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from independent financial advisors are reported net of the allowance for doubtful accounts of $2,630 at December 31, 2012.

(Dollars in thousands)

(4) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternate method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA which requires that the Company maintain minimum net capital, as defined, equal to $1,000. At December 31, 2012, the Company had net capital of $34,735 which was $33,735 in excess of its required minimum net capital of $1,000.

(5) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Previous and future matching contributions are 100% vested for active participants.

(6) Transactions with Affiliated Parties

Line of Credit with Affiliate

The Company has entered into a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with WFC. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $50,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on borrowings under this line of credit is based on the WFC average cost of funds. At December 31, 2012, the cost of funds rate was 1.91%. At December 31, 2012, the Company had a $248 balance outstanding on this line of credit which is included in accrued expense and other liabilities on the Statement of Financial Condition.

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, occupancy, mutual fund and administrative support services.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear its securities transactions. The agreement provides for the Company to pay FCLLC on a per trade basis. FCLLC collects revenues from customers on behalf of the Company. At December 31, 2012, the Company has a $9,081 receivable from FCLLC for these revenues and is classified as

receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

FCLLC also funds margin loans for the Company's customers and rebates the related interest income to the Company, net of the interest expense incurred, to finance these margin loans.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in WF Funds.

Other

At December 31, 2012, the Company had $304 outstanding from WFC and its affiliates, which is included in other assets in the Statement of Financial Condition. The Company also owed $733 to WFC and its affiliates, which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(7) Dividends

During 2012, the Company did not declare or pay any dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(8) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on current knowledge and after consultation with counsel, any change in the recorded liability for these matters will not have a material impact on the Company's financial position.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully disclosed basis to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2012, substantially all customer obligations were collateralized by customer securities held at FCLLC with a fair value in excess of the obligations.

(9) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2012, through February 22, 2013, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require recognition to or disclosure in the Statement of Financial Condition.